Exhibit 3.107

Unofficial English Translation

Articles of Association

of

Global Crossing PEC Deutschland GmbH

§ 1	Company Name, Registered Office

1.1	The Name of the Company is:

Global Crossing PEC Deutschland GmbH.

1.2	The Company’s registered office is in Frankfurt.

§ 2	Object of the Company

2.1	The object of the Company is to set up and operate telecommunication networks and telecommunication facilities and to provide telecommunication services in Germany as well as the acquisition and sale of domestic and international telecommunications products, telecommunications services and telecommunications capacities in the broadest sense of the term.

2.2	The Company shall have the right to acquire interests in other enterprises with the same or similar company object, even in the capacity of sole personally liable partner. The Company may also establish branch offices.

§ 3	Registered Share Capital

3.1	The registered share capital is EUR 27,000.00 (Euro twenty seven thousand).

3.2	The share capital has been fully paid in.

§ 4	Fiscal Year

The fiscal year shall be the calendar year.

§ 5	Representation

5.1	The Company shall have one or more managing directors. If several managing directors have been appointed, the Company shall be represented by two managing

Unofficial English Translation

directors acting jointly or by one managing director acting jointly with an authorized signatory (Prokurist). If only one managing director has been appointed, he/she shall represent the Company alone.

5.2	The meeting of the shareholders may bestow sole powers of representation, and it may grant exemption from the restrictions imposed by § 181 BGB.

§ 6	Assignment of Shareholdings

6.1	The assignment of shareholdings or parts of a shareholding shall be subject to the consent of all co-shareholders.

6.2	The transfer of partial shareholding shall, furthermore, require the Company’s consent (§ 17 German Limited Liability Companies Act, Gesetz betreffend die Gesellschaften mit beschränkter Haftung, GmbHG).

§ 7	Annual Financial Statements, Appropriation of Profits and Losses

7.1	The managing directors shall prepare the annual financial statements (balance sheet, profit and loss statement and annex) and management’s report within the statutory period following the close of a fiscal year (§ 264 (1) German Commercial Code, Handelsgesetzbuch, HGB) and immediately submit these to the shareholders for approval. The shareholders shall approve the annual financial statements within the statutory period and shall adopt resolutions concerning the appropriation of the net profit/net loss (§ 42a (2) GmbHG).

7.2	The shareholders shall be entitled to dividend distributions, unless the meeting of the Shareholders resolves by a simple majority of the votes cast to create reserves and/or to carry profits forward.

7.3	The profit shall be distributed in proportion to the interest held.

§ 8	Liquidation of the Company

8.1	In the event the Company should be liquidated - provided that the shareholders have not adopted a resolution on a different course of action - the current managing director(s) shall be appointed as liquidators.

8.2	§ 5 No. (1) and (2) shall apply mutates mutandis to the representation provision.

8.3	The liquidators may also be exempted from the restriction against representing the Company in legal transactions executed with themselves or with a third party represented by themselves.

Unofficial English Translation

§ 9	Public Announcements

Any public announcements of the Company shall be published only in the Electronic Federal Gazette (elektronischer Bundesanzeiger).

§10	Costs

The costs incurred in the formation of the Company (court costs, publication costs, notarial costs) shall be borne by the Company up to the maximum sum of EUR 5,000.